UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Enclosure: A press release dated September 13, 2023 announcing the result of Turkcell’s Annual General Assembly.

Istanbul, September 13, 2023

Announcement Regarding the Result of Annual General Assembly

The following decisions were taken at the Ordinary General Assembly of our Company pertaining to the year 2022, which was held on September 13, 2023:

•	Balance Sheet and Profit/Loss statements relating to the fiscal year 2022 were approved,
•	Board Members were individually released from activities and operations of the Company pertaining to the year 2022,
•	The proposal of the Board of Directors regarding the amendments to the Company’s Articles of Association was accepted,
•	Limit for donations for 2023 was determined to be up to one percent (1%) of the Turkcell Turkey segment revenue as per our Company’s consolidated annual financial statements relating to the previous fiscal year prepared in accordance with the Capital Markets Board regulation,
•	It has been decided that the donation payments to be made due to the earthquake disaster that occurred on February 6, 2023 will be made in two installments in September 2023 and January 2024,
•	To the membership of the Board of Directors that became vacant due to the resignation of Mr. Tahsin Yazar during the year, it has been decided to elect Mr. Melikşah Yasin as a Member of the Board of Directors, who is nominated by TVF Bilgi Teknolojileri İletişim Hizmetleri Yat. San. ve Tic. A.Ş., the Group A shareholder of our Company, with a term of office limited to the remaining term of other board members,
•	The monthly compensation of TRY 100 thousand was determined for the Chairman and each member of Board of Directors,
•	Güney Bağımsız Denetim ve SMMM A.Ş. was elected as independent audit firm pursuant to Turkish Commercial Code and the Capital Markets Legislation for auditing of the accounts and financials of the year 2023,
•	Following the voting of the Board of Directors’ decision regarding the agenda item on the distribution of dividend for fiscal year 2022; distribution of dividend in gross amount of TRY 2,260,000,000, equivalent of gross cash dividend of TRY 1.0272727 (net TRY 0.9245455) per ordinary share with a nominal value of TRY 1, to the shareholders on December 20, 2023 in accordance with the announced dividend distribution table and dividend per share table was approved,
•	Board Members were permitted to be active in areas falling within or outside the scope of the Company’s operations directly or on behalf of others and to participate in companies operating in the same business and to perform other acts in compliance with Articles 395 and 396 of the Turkish Commercial Code.

Herewith enclosed annex is the Dividend Distribution Table.

The minutes and the participants list of General Assembly are available in Turkish on our company website.

	TURKCELL İLETİŞİM HİZMETLERİ A.Ş. 2022 DIVIDEND DISTRIBUTION TABLE (TRY)

1)	Paid / Issued Capital				2,200,000,000

2)	Total Legal Reserves (in accordance with statutory records)				2,100,281,894

	If there is information about privilege in dividend distribution in accordance with the Articles of Association				-

	DISTRIBUTION OF THE PROFIT FOR THE PERIOD		According to CMB		According to Statutory Records (SR)

3)	Profit for the period		7,537,092,534		- 1,936,677,186

4)	Tax (-)		- 3,516,100,256		-

5)	Net Profit for the period (=)	(3-4)	11,053,192,791	(3-4)	- 1,936,677,186

6)	Prior Years' Loses (-)		-		-

7)	Primary Legal Reserves (-)	((5YK-6YK)*0.05)	-	((5YK-6YK)*0.05)	-

8)	NET DISTRIBUTABLE PROFIT (=)	(5-6-7)	11,053,192,791	(5-6-7)	- 1,936,677,186

9)	Donations made during the year		152,908,632

10)	Net distributable profit including donations that is the base of calculation of first legal reserves	(8+9)	11,206,101,422

11)	First Dividend	(10*the minimum rate determined by the CMB)	2,241,220,284
a	-Cash		2,241,220,284
b	-Share
	-Total		2,241,220,284

12)	Dividend paid to preference shares	Amount of the dividend for privileged shareholders in accordance with the articles of Association

13)	Dividends paid to Board Members, employees and etc.

14)	Dividend paid to Redeemed Share Owners

15)	Secondary Dividend		18,779,716

16)	Secondary Legal Reserves	((11+12+13+14+15)-(1*0.05))/10	215,000,000

17)	Status Reserves

18)	Special Reserves

19)	EXTRA ORDINARY RESERVES (*)	8-(11a+12+13+14+16+17+18)	8,578,192,791

20)	Other Distributable Sources
	-Prior years' profits (**)				2,260,000,000
	-Extra Ordinary Reserves
	-Other Distributable Reserves in accordance with legislation and Articles of Association

(*) TRY 8,578,192,791 which is the remaining of the 2022 year’s distributable profit after the cash dividend distribution made, shall be regarded as previous year’s profit in CMB records,

(**) The total amount of TRY 2,260,000,000 which shall be distributed in cash from statutory previous year’s profit.

Note: Dividend regarding to buy-back shares are recorded in free reserves at statutory accounts.

INFORMATION ON DIVIDEND PAY OUT RATIO(1)
INFORMATION ON DIVIDEND PER SHARE
	Group	TOTAL DIVIDEND AMOUNT (TRY)	DIVIDEND FOR A SHARE WITH A NOMINAL VALUE OF 1 TL
			AMOUNT (TRY)	RATIO (%)
GROSS	A	339,000,000	1.0272727	102.73
	B	1,921,000,000	1.0272727	102.73
	TOTAL	2,260,000,000	1.0272727	102.73
	Witholding tax will be applied on distributed gross dividend in accordance with applicable tax regulations on the distribution date.
NET	A	305,100,000	0.9245455	92.45
	B	1,728,900,000	0.9245455	92.45
	TOTAL	2,034,000,000	0.9245455	92.45
	Witholding tax will be applied on distributed gross dividend in accordance with applicable tax regulations on the distribution date.
RATIO OF GROSS DIVIDEND DISTRIBUTION TO THE NET DISTRIBUTABLE PROFIT
TOTAL GROSS DIVIDEND DISTRIBUTION AMOUNT (TRY)	TOTAL GROSS DIVIDEND DISTRIBUTION/NET DISTRIBUTABLE PROFIT (%)
2,260,000,000	20.45

(1) Group shares will be disclosed separately if there exists any privileged shares

Gross Cash Dividend to be Paid per Ordinary Share with a nominal value of TRY 1 (TRY)	Net Cash Dividend to be Paid per Ordinary Share with a nominal value of TRY 1 (TRY)	Finalized Cash Dividend Distribution Date
1.0272727	0.9245455	20.12.2023

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 13, 2023	By:	/s/ Beren Erdem Hamaratgil
Name: Beren Erdem Hamaratgil Title: Investor Relations Associate Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 13, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer (Acting)